Report for the first quarter 2007


MLP

Key figures in €'000	1st Quarter 2007	1st Quarter 2006	Changes in %
Continuing operations			
Total income	144.7	129.8	11%
Income from brokerage business	107.1	106.0	1%
Income from banking business	18.9	16.7	13%
Income wealth management	9.9	–	–
Other income	8.7	7.0	24%
Earnings before interest and tax (EBIT)	16.7	12.5[1]	34%
EBIT-margin	11.5%	9.6%[1]	20%
Earnings from continuing operations	9.9	8.5	16%
MLP Group			
Earnings before interest and tax and before profit from the sale of operations (EBIT)	16.7	12.2[1]	37%
Net profit (total)	10.2	6.9	48%
Earnings per share in €	0.10	0.06	67%
Captial expenditure	2.8	9.2	–70%
Shareholders' equity	332.0	323.4[2]	3%
Equity ratio	26.8%	25.5%[2]	5%
Balance sheet total	1,240.7	1,266.1[2]	–2%
Clients[3]	697,000	691,000[2]	1%
Consultants[3]	2,599	2,649[2]	–2%
Branch offices[3]	265	267[2]	–1%
Employees[3]	1,901	1,693	12%
Arranged new business			
Old-age provisions (premium sum in € billion)	0.9	1.6	–44%
Health insurance (annual premium)	14.6	16.5	–12%
Loans	306	304	1%
Funds under management in € billion	10.8	10.8[4]	0%

[1] Adjustments of previous year's figures, see note 3.
[2] As at December 31, 2006.
[3] Continuing operations.
[4] MLP and Feri as at December 31, 2006.

Economic situation

The business development at MLP is affected less by the development of the global economy than it is by that of the economic situation in our largest market, Germany. We generate some 97% of our total income in this market.

In the first quarter of the current financial year, the economic upturn continued to gather speed in Germany. Despite the three percentage point increase in VAT at the start of the year, the population's willingness to consume continued to improve. The Consumer Climate Index compiled by the Society for Consumer Research increased by 1.1 percentage points to 5.5 in May 2007. The second supporting pillar of economic growth – export – once again achieved record figures. The positive overall economic climate also had a positive effect on the employment market. The unemployment rate has dropped from its high of 10.2% in the reporting period at the end of January 2007 to 9.8%.

Industry situation and competitive environment

Old-age provision

After the legislator improved the tax deductibility of the basic pension at the end of last year with retroactive effect from the start of 2006, this tax-privileged product for private old-age provision became more attractive, moving it further into the focus of financial service providers. Up to now, the only state-subsidised basic pension products available on the market are offered by life assurance companies. This is set to change throughout the course of the year. Several major German investment fund companies have announced intentions to launch a basic pension based on investment funds.

Health provision

During the first quarter of 2007, the healthcare reform was passed by parliament and the federal council, enabling the reform to come into effect on April 1, 2007. Fundamental sections, such as the organisational reform of statutory health insurance, the introduction of the health fund or the restructuring of private health insurance, however, will not begin until 2008 or 2009. A further improvement for those compulsorily insured with statutory health insurance companies is the introduction of elective policies on April 1, 2007. Statutory health insurance companies may now also offer their policy holders tariffs with an excess or offer additional private services at a surcharge.

Consumer protectionists and private health insurance companies are sceptical about this development. They are dissatisfied with the client's lack of flexibility in changing to an elective policy, or fear a breach of the competition law, as statutory health insurance companies have state-protected access to the supplementary health insurance market.

Competition

In the financial industry, the last quarter was marked by the discussion on and preparations for the EU insurance brokerage directive. This shall be implemented in national law by the German legislator on May 22nd, 2007, significantly altering the conditions on the German market for insurance brokers. New training standards, obligations to keep records and the clarification of the level of independence of brokers from individual insurance companies will not only improve consumer protection, but will also considerably strengthen the competitive conditions in the industry, leading to a consolidation process.

Company situation

MLP has made a successful start to 2007, posting substantial first-quarter gains in all the key figures. Total income rose by 11% to €144.7 million (Q1 2006: €129.8 million). Earnings before interest and tax (EBIT) grew over-proportionally by 34% to €16.7 million (€12.5 million). Net profit increased from €8.5 million to €9.9 million.

Improved income in the brokerage and banking business

The largest portion of total Q1 income was attributable to the brokerage business, included in MLP Finanzdienstleistungen AG. Here, income increased slightly to €107.1 million (€106.0 million), despite the previous year's quarter being considerably influenced by the rise in contributions to the "Riester-pension". With an EBIT margin of 14.8% (13.5%) in the consulting and sales segment, MLP has once again demonstrated its high level of profitability in its core market Germany. The productivity per consultant figure of €42,900 (€43,500) continues to represent an exceptional performance within the industry.

In the banking business, income rose by 13% to €18.9 million (€16.7 million). Wealth management, which shows Feri Finance AG, contributed €9.9 million to the total income of the MLP Group.

Personnel expenses have increased by 33% to €24.6 million, primarily as a result of the inclusion of the employees of Feri Finance AG. At €0.5 million, the finance cost was significantly lower than in the same quarter of the previous year (€2.0 million). The main causes for this were a smaller investment portfolio and an interest charge resulting from the inclusion of the residual purchase price for Feri Finance AG in the balance sheet.

The increase in receivables and liabilities due to banking business is attributable to a rise in deposit business and the resulting refinancing. Tax refund claims were reduced significantly from €21.1 million to €7.7 million by payments received for income taxes in the first three months of 2007. The drop in receivables and other assets from €177.1 million to €90.2 million and in liabilities from €281.9 million to €206.7 million is essentially due to MLP's typical seasonal business development.

Cash and cash equivalents amounted to €151.5 million on the reporting date (December 31, 2006: €120.5 million). The cash flow from operating activities increased from €18.3 million to €36.3 million in the reporting period. This is mainly down to tax receivables refunded in the first quarter of 2007 (previous year: income tax payments). The cash flows from investing activities and financing activities also improved from -€11.9 million to -€2.9 million and from -€36.7 million to -€2.3 million respectively.

The shareholders' equity of the company rose to €332.0 million (December 31, 2006: €323.4 million). The upturn is mainly caused by the result of the reporting period.

During the reporting period we have invested a total of €2.8 million mainly in the consulting and sales segment to further improve our IT support in client consulting and all relevant client care processes (previous year: €9.2 million).

New business: Positive trend in occupational pension scheme

As forecasted, new business growth in the healthcare business was a little weaker following the adoption of the healthcare reform. Annual premiums fell from €16.5 million to €14.6 million. However, MLP achieved slight growth in the loans and mortgages volume which increased from €304 million to €306 million. Funds under management jointly managed with Feri remain at the level of December 31, 2006 and amount to €10.8 billion. Within the area of long-term pension products MLP achieved a premium sum of €0.9 billion (€1.6 billion), of which a significantly increased portion, amounting to 8%, was attributable to the recently formed occupational pension schemes business. In the previous year's first quarter, the Riester-step had a substantial influence on new business.

Positive response to the new remuneration system

Between January and March MLP gained 10,000 new clients. After adjustments within the existing client base, the total number of clients rose by 6,000 to 697,000. As expected, the newly introduced fixed sum element of remuneration that MLP has been paying to new consultants since April 1, led to deferments of new appointments into the second quarter. At the end of March the number of consultants stood at 2,599 and was thus below the year-end figure (2,649), but by April 1 MLP had already surpassed the level of December 2006.

Holistic approach further strengthened

In recent months MLP has further strengthened its holistic approach. MLP credit card holders can, for instance, now draw out cash worldwide without incurring charges. Since the end of March, specially trained consultants have been brokering a selection of high quality certificates and bonds. MLP will shortly be offering its clients new and innovative investment concepts that were developed in conjunction with Feri Finance AG and which stand out from the market.